UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2025

    OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to ___________

Commission file number 1-12434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
4131 Worth Avenue, Suite 500
Columbus, Ohio 43219

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Participants of
the M/I Homes, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since December 31, 2016.
Columbus, Ohio
June 18, 2026

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS:

Investments, at fair value:
Mutual funds:
Vanguard Wellington Fund ADM	$51,648,642	$44,445,241
Harbor Capital Appreciation Fund	—	16,097,721
JPMorgan Mid Cap Growth Fund R6	12,200,889	12,642,513
Dodge & Cox Stock Fund X	13,178,226	12,797,710
Dodge & Cox Income Fund X	5,495,674	4,880,218
Fidelity Freedom Index Funds and Money Market Fund	72,868,303	51,410,768
Vanguard Small Cap Growth Index Fund ADM	4,849,963	4,532,794
Dodge & Cox International Stock Fund X	6,874,500	5,046,089
JPMorgan Mid Cap Value Fund R6	4,829,250	5,271,832
American Funds EuroPacific Growth Fund R6	4,173,112	3,239,496
Vanguard Small Cap Value Index Fund ADM	4,386,435	4,174,747
Total mutual funds	180,504,993	164,539,129

M/I Homes Company Stock Fund	3,286,090	3,329,105
TRP Stable Value Fund A	7,387,845	8,352,744
Harbor Capital Appreciation CIT 5	16,472,052	—
Total investments	207,650,980	176,220,978

Receivables:
Contribution receivable from Plan Sponsor	5,430,000	5,750,000
Notes receivable from participants	3,116,617	2,435,391
Total receivables	8,546,617	8,185,391

TOTAL ASSETS	216,197,597	184,406,369

NET ASSETS AVAILABLE FOR BENEFITS	$216,197,597	$184,406,369

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS:

Investment income:
Dividends	$11,483,181
Net appreciation in fair value of investments	16,158,201

Interest income on notes receivable from participants	226,815

Contributions:
From participants	17,208,907
From Plan Sponsor	5,430,019
From participant rollovers	2,449,561

Total additions	52,956,684

DEDUCTIONS:

Benefits paid to participants	(21,165,456)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	31,791,228

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	184,406,369

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$216,197,597

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2025 AND 2024

1. PLAN DESCRIPTION

The following description of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General-The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of M/I Homes, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All employees employed on October 1, 1988, the Plan’s inception date, were eligible to participate in the Plan. Full time employees are eligible for entry into the Plan with respect to employee contributions on the first day of the first pay period immediately following their completion of ninety days of service, and part time employees are eligible for entry into the Plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours or after completing two consecutive years of service with a minimum of 500 hours. Employees are eligible to receive Company contributions beginning the first quarter after completion of one year of service with 1,000 hours. Employees may be credited with his or her service with a previous employer (“Predecessor Employer”) where such service occurred prior to the date that the Predecessor Employer became an affiliate of the Plan Sponsor, or some or all of the assets of the Predecessor Employer were acquired by the Plan Sponsor or an affiliate. A special employer contribution can be made for one or more Predecessor Employer participants during the initial year of participation in the Plan, at the discretion of the Plan Sponsor. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information. Fidelity Management Trust Company (“Fidelity”) serves as the service provider and trustee.

Contributions-Funding is provided by the Plan Sponsor and participant contributions. The amount of the Plan Sponsor’s contribution is discretionary and is determined by the Company’s Board of Directors. The Plan Sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. All active Plan Participants will have their elective deferral increased by 1% annually (effective July 1 of each year), up to a 10% maximum. Contributions are subject to certain Internal Revenue Code limitations. Plan participants may also contribute amounts rolled over from qualified defined benefit or defined contribution plans.

Participant Accounts-Individual account balances are maintained for each participant. Each participant’s contributions, along with their share of the Plan Sponsor’s contribution, are currently invested in the Plan’s investment options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 10% of their fund allocation in the M/I Homes Company Stock Fund. Participant account balances are adjusted daily for income, realized and unrealized gains and losses and Company and participant contributions. Company contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested according to the participant’s current investment elections. The Plan currently offers mutual funds, a common collective trust funds, and the M/I Homes Company Stock Fund as investment options for participants. If a participant has not made an investment election, their contributions will automatically be invested in one of the Fidelity Target Date Funds, also referred to as the default funds, dependent on the participant’s estimated retirement date, which is determined by the participant’s date of birth.

Vesting-Contributions made by both the Plan Sponsor and Plan participants are 100% vested immediately.

Payment of Benefits-A Plan participant becomes eligible to receive benefits when the participant retires; becomes totally and permanently disabled; experiences financial hardship, as defined by Title 26 CFR 1.401(k)-1(d)(2) of the Federal Code of Regulations; upon attainment of age 59 1/2 (effective August 1, 2024); dies; or terminates employment. Benefit payments are paid in lump sum, installments or partial withdrawal amounts.

Notes Receivable From Participants-Participants may borrow from their fund accounts a minimum of $500 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. The loan amounts are collateralized by a percentage of the participant’s balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events-In accordance with accounting standards affecting disclosures of subsequent events, the Plan Sponsor assessed there were no subsequent events for recognition and disclosure through the date which these financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Use of Estimates-The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan allows participants to invest in various mutual funds, common collective trust funds, and the M/I Homes Company Stock Fund. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition-The Plan’s investments are stated at fair value, including the common collective trust funds, which holds indirect investments in fully benefit-responsive investment contracts. For additional disclosure regarding fair value of investments, please see Note 3.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses-Administrative costs of the Plan are paid by the Plan Sponsor.
Payment of Benefits-Benefits are recorded when paid. There were no benefits payable at December 31, 2025 and 2024.

Notes Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

3. FAIR VALUE MEASUREMENTS

There are three measurement input levels for determining fair value: Level 1, Level 2, and Level 3. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.
Mutual Funds

These investments are valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

T. Rowe Price Stable Value Fund

The TRP Stable Value Fund is a common collective trust fund valued using the NAV, as provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund (including guaranteed investment contracts issued by insurance companies, synthetic wrap contracts, and cash and cash equivalents), less its liabilities, and then divided by the number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Trusts participating in the fund are subject to restriction on withdrawals from the fund. Withdrawals needed for benefit payments and loan advances of participating employee benefit plans are generally permitted daily. Withdrawals for other purposes require twelve-month or thirty-month advance notice to the fund. There were no unfunded commitments as of December 31, 2025 or December 31, 2024.

Harbor Capital Appreciation CIT 5 Fund

The Harbor Capital Appreciation CIT 5 Fund is a common collective trust valued at net asset value per unit, as provided by the fund’s by the trustee. The NAV is used as a practical expedient to estimate fair value. The NAV represents the fair value of the underlying investments of the fund, less liabilities, divided by the number of units outstanding. Participant-directed transactions, including benefit payments and loan activity, are permitted on a daily basis. Redemptions for other purposes, including plan-level withdrawals or termination, are subject to a 30-day advance notice requirement in accordance with the terms of the fund. There were no unfunded commitments as of December 31, 2025.

M/I Homes Company Stock Fund

The M/I Homes Company Stock Fund is valued at the closing price reported on the active market on which it is traded and is classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024:

	As of December 31, 2025
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
M/I Homes Company Stock Fund	$3,286,090	$3,286,090	$—	$—
Mutual funds	180,504,993	180,504,993	—	—
Total assets, at fair value	$183,791,083	$183,791,083	$—	$—

TRP Stable Value Fund A *	7,387,845
Harbor Capital Appreciation CIT 5 *	16,472,052
Total assets	$207,650,980	$183,791,083	$—	$—

	As of December 31, 2024
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
M/I Homes Company Stock Fund	$3,329,105	$3,329,105	$—	$—
Mutual funds	164,539,129	164,539,129	—	—
Total assets, at fair value	$167,868,234	$167,868,234	$—	$—

TRP Stable Value Fund A *	8,352,744
Total assets	$176,220,978	$167,868,234	$—	$—
*The TRP Stable Value Fund and Harbor Capital Appreciation CIT 5 are measured at fair value in the tables above using the NAV per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy table to the amounts presented in the Statements of Net Assets Available for Benefits.

4. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2025, the Plan’s investments, including investments bought, sold, as well as held during the year, appreciated (depreciated) in value as follows:

Mutual funds	$14,052,171
M/I Homes Company Stock Fund	(128,153)
Harbor Capital Appreciation CIT 5	2,234,183
Net appreciation in fair value of investments	$16,158,201

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At both December 31, 2025 and 2024, the Plan held approximately 25,600 and 25,000 shares, respectively, of M/I Homes Company Stock Fund, a fund that invests solely in the common shares of M/I Homes, Inc. During the year ended December 31, 2025, the Plan did not record any dividend income relating to the M/I Homes Company Stock Fund.

6. PLAN TERMINATION

Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

7. FEDERAL INCOME TAX STATUS

The Plan adopted its current volume submitter plan when it changed to Fidelity as its service provider and trustee in April 2018. The current plan received an opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020, which indicates the plan was designed and in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, the Plan administrator believes the Plan is designed, and is currently operating in compliance with the applicable requirements of the IRC, and therefore believes that the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires the Plan Sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements, as of December 31, 2025 and 2024. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table presents a reconciliation of net assets available for benefits between the accompanying financial statements and the Form 5500:

	As of December 31,
	2025	2024
Net assets available for benefits per the financial statements	$216,197,597	$184,406,369
Deemed distributions of notes receivable from participants	(58,468)	(23,220)

Net assets available for benefits per the Form 5500	$216,139,129	$184,383,149

The following table presents a reconciliation of the net increase/(decrease) in net assets available for benefits per the financial statements to net income per the Form 5500:

Year ended December 31,
2025
Net increase/(decrease) in net assets available for benefits per the financial statements	$31,791,228
Deemed distributions of notes receivable from participants - current year	(58,468)
Deemed distributions of notes receivable from participants - prior year	23,220

Net income per the Form 5500	$31,755,980

The Plan’s common collective trust funds are measured at fair value using the NAV per share (or its equivalent) practical expedient for both the financial statements and the Form 5500 as of December 31, 2025 and 2024.

9. SUBSEQUENT EVENT

No material subsequent event has occurred since December 31, 2025, that requires recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
PN: 001; EIN: 31-1210837

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2025

	Number of Shares/Units	Current Value
Mutual funds:
Vanguard Wellington Fund ADM	669,111	$51,648,642
Dodge & Cox Stock Fund X	794,348	13,178,226
JPMorgan Mid Cap Growth Fund R6	235,812	12,200,889
JPMorgan Mid Cap Value Fund R6	151,482	4,829,250
Dodge & Cox International Stock Fund X	417,649	6,874,500
Dodge & Cox Income Fund X	427,346	5,495,674
Vanguard Small Cap Growth Index Fund ADM	45,703	4,849,963
Vanguard Small Cap Value Index Fund ADM	48,192	4,386,435
American Funds EuroPacific Growth Fund R6	68,886	4,173,112
Fidelity Freedom Index Income Fund *	4,207	51,952
Fidelity Government Money Market *	1	1
Fidelity Freedom Index 2010 Fund *	14	194
Fidelity Freedom Index 2015 Fund *	1,129	17,055
Fidelity Freedom Index 2020 Fund *	35,506	598,627
Fidelity Freedom Index 2025 Fund *	107,335	2,182,113
Fidelity Freedom Index 2030 Fund *	303,643	6,865,371
Fidelity Freedom Index 2035 Fund *	279,409	7,437,862
Fidelity Freedom Index 2040 Fund *	358,746	10,342,650
Fidelity Freedom Index 2045 Fund *	171,354	5,284,564
Fidelity Freedom Index 2050 Fund *	229,189	7,084,232
Fidelity Freedom Index 2055 Fund *	204,654	5,208,456
Fidelity Freedom Index 2060 Fund *	216,893	4,678,376
Fidelity Freedom Index 2065 Fund *	128,478	2,243,223
Fidelity Freedom Index 2070 Fund *	3,466	42,774
Fidelity 500 Index Fund *	87,628	20,830,853
Total mutual funds		$180,504,993

M/I Homes Company Stock Fund *	25,663	3,286,090
TRP Stable Value Fund A	7,387,845	7,387,845
Harbor Capital Appreciation CIT 5	805,873	16,472,052
Notes receivable from participants
(maturing 2025 - 2035 at an interest rate of 4.25% to 9.50%) *	—	$3,058,149

TOTAL		$210,709,129

*Denotes a party-in-interest of the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

Date: June 18, 2026                    By: /s/ Karla Cupp
Karla Cupp
401(k) Profit Sharing Plan Committee Chairperson

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2025

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm